2101 - 885 West Georgia Street	Hovslagargatan 5
Vancouver, B.C. Canada V6C 3E8	SE-111 48 Stockholm, Sweden
Tel: 604 689 78 42	Tel: 8 545 074 70
Fax: 604 689 42 50	Fax: 8 545 074 71

NEWS RELEASE

Lundin Mining to release First Quarter Results Thursday May 10, 2007

Telephone Conference to be held on May 10 at 11:30 AM Eastern Standard Time (EST), 17:30 Central European Time (CET), 08:30 AM Pacific Standard Time (PST).

May 9, 2007 (TSX: LUN; SSE: LUMI; AMEX: LMC) Lundin Mining Corporation ("Lundin Mining" or the "Company") announces that the interim report for the first three months of the financial year 2007 will be published at approximately 15:30 CET (09:30 AM EST, 06:30 AM PST) on May 10, 2007.

The Company will hold a telephone conference with an interactive presentation at 17:30 CET (11:30 AM EST, 08:30 AM PST) May 10, 2007.

Please call in 5 minutes before the conference starts and stay on the line (an operator will be available to assist you).

Toll-free call-in number for the conference call (North America): 1-866 239 0753
Call-in number for the conference call (North America): +1-718 354 1157
Call-in number for the conference call (Europe): +46-(0)8 5876 9445

To take part of the interactive presentation, please log on using this direct link: https://www.livemeeting.com/cc/premconfeurope/join?id=8972049&role=attend&pw=lu65

Or visit the website www.euvisioncast.com and login using the following:
Meeting ID: 8972049
Meeting Password: lu65

The presentation slideshow will be available in PDF format for download from the Lundin Mining website www.lundinmining.com from 09:30 AM EST on May 10, 2007.

A replay of the telephone conference will be available approximately one hour after the completion of the conference and until May 16, 2007.

Replay number in Europe is: +46-8-5876 9441 and in North America: +1-718-354 1112
To access the recording, please enter access code: 8972049#

For further information, please contact:

Catarina Ihre, Investor Relations, Europe: +46-706-07 92 63
Sophia Shane, Investor Relations, North America: +1-604-689 7842